Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

January 30, 2018

Item 3News Release

The news release was disseminated on January 30, 2018 by way of the facilities of TheNewswire.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company is pleased to announce the appointment of Hector Bremner to the company’s Advisory Board.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company is very pleased to announce that Hector Bremner will join the Company’s Advisory Board and support strategic communications and government affairs.

After a successful career in business development and operations management with some of Canada’s largest brands, Mr. Bremner founded Vancouver based TOUCH Marketing in 2007, whose innovative marketing, communications and project management strategies earned him a strong reputation for delivering results.

He was invited to join the Government of British Columbia in 2013 where he served as a key advisor in the offices of BC’s Minister of International Trade, the Minister of Tourism and Small Business, as well as the Ministry of Natural Gas Development and Deputy Premier.

After leaving the BC Government, Mr. Bremner joined Vancouver based communications firm Pace Group as Vice President of Public Affairs.  There, he put his unique experience and special capabilities toward navigating the process of public policy making and ensuring his clients’ messages are heard.   Mr. Bremner has supported a broad range of clients on high profile matters in the energy sector, non-profit, industry associations, local government and First Nations.

Clients have found the support they needed through his ability to align objectives with that of the public and key stakeholders through effective strategic communications approaches, as well as innovative government and public engagement.

“I’ve always been driven to support organizations seeking to make a positive change beyond the balance sheet” Hector said. “I really believe In Bob’s passion for innovation and Avricore’s mission to help people take control of their health.” said Mr. Bremner.

In 2017, Hector Bremner was elected to Vancouver City Council in a rare by-election, having a dramatic impact on the city’s political culture and policy approaches related to the ongoing housing crisis.  The following year he challenged for Mayor of Vancouver on a pro-affordable housing platform.  While unsuccessful in achieving electoral success, his candidacy has been noted for its powerful message and positive impact on the policy environment.

Bremner’s board and nonprofit related experience also includes:

•Fundraising for the Canadian Olympic Committee

•Board Director of the BC Senior Services Society

•Board Director of the Vancouver Biennale

•Cabinet Member, A Night of Miracle, BC Children’s Hospital Foundation

“Hector’s expertise and unique skill set is a welcome addition to Avricore Health’s team as we continue to offer healthcare innovations that will help to optimize healthcare outcomes for consumers in the community pharmacy setting” said Avricore Health CEO Bob Rai.  “Avricore Health is now better positioned to navigate the policy and regulatory environment and ensure our new and emerging technologies can get to the people who need them.”

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-687-2038

Facsimile:604-687-3141

Item 9Date of Report

February 7, 2019